UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill Company Secretary Date 19 April 2013

ASX RELEASE

19 April 2013

Chairman’s address and proxy votes

General meeting of Novogen Limited at 1pm today

Computershare Australia offices

Level 4, 60 Carrington Street, Sydney

Chairman’s address and proxy votes for the purposes of the general meeting of Novogen Limited (ASX: NRT) to be held at 1pm today at the offices of Computershare Australia offices at level 4, 60 Carrington Street, Sydney are attached.

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6. Website: www.novogen.com

About CS-6

CS-6 belongs to a new class of drug candidates known (structurally) as super-benzopyrans displaying potent anti-cancer activity and demonstrating increased bio-availability to cancer cells (‘stealth’ technology). CS-6 shows broad anti- proliferative and cytotoxic activity against human cancer cells, with particular activity against human glioblastoma cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

Safe harbour statement

Certain statements made in this document and material referred to in this document that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.). These forward looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by these statements. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.

Investors should be aware that there are no assurances that results will not differ from those projected.

1

NOVOGEN

NOVOGEN

NOVOGEN

General Meeting of Shareholders

19 April 2013

2

General Meeting 19 April 2013 NOVOGEN

Resolution 1. Approval to raise capital

Recurrent costs $1.4M (approx.)

Salaries/directors’ fees 40%

Legal/accounting/audit 60%

Patents

Office

ASX/NASDAQ

R & D costs

Pre-clinical program + Phase 1a

$1.2M

Analog program

$0.5M

Other

$1.0M

General Meeting 19 April 2013 NOVOGEN

Resolution 1. Approval to raise capital

Approval under Listing Rule 7.3

Maximum $10M

Maximum 1:2 options

Maximum discount of 20% of 5-day VWAP

Within 3 months of GM

General Meeting 19 April 2013 NOVOGEN

Resolution 1

Vote type Voted %

FOR 23,783,292 97.16

AGAINST 218,718 1.47

OPEN - USABLE 208,563 1.40

OPEN - CONDITIONAL 2,000 0.01

OPEN - UNUSABLE 178,990 N/A

ABSTAIN 6,500 N/A

EXCLUDED 0 N/A 5

General Meeting 19 April 2013 NOVOGEN

Resolution 2 Issue of shares

Allotment of shares:

•250,000 B. Palmer

•1,429,782 Glycotex Inc

•15,279,782 Triaxial acquisition

General Meeting 19 April 2013 NOVOGEN

Resolution 2

Vote type Voted %

FOR 13,265,319 93.33

AGAINST 737,348 5.19

OPEN - USABLE 208,563 1.47

OPEN - CONDITIONAL 2,000 0.01

OPEN - UNUSABLE 215,740 N/A

ABSTAIN 606,800 N/A

EXCLUDED 9,363,293 N/A

7

General Meeting 19 April 2013 NOVOGEN

Resolution 3 Issue of shares to Phytose Corp. Pty Ltd

1,800,000 shares as part consideration of First Tranche of shares per acquisition of Triaxial Pharmaceuticals Pty Ltd

General Meeting 19 April 2013 NOVOGEN

Resolution 3

Vote type Voted %

FOR 22,659,788 95.99

AGAINST 736,348 3.12

OPEN – USABLE 208,563 0.88

OPEN – CONDITIONAL 2,000 0.01

OPEN – UNUSABLE 178,990 N/A

ABSTAIN 612,800 N/A

EXCLUDED 3,864,137 N/A

General Meeting 19 April 2013 NOVOGEN

Resolution 4 Issue of shares for Convertible Notes

• Acquisition of Triaxial Pharmaceuticals Pty Ltd for $1.88M

• Purchase funded by Convertible Notes from 6 shareholders

• All shareholders have elected to receive shares

• $1.5M of Notes remaining:

(a) Completion of Phase la study $400K 16 M shares

(b) IND grant $500K 20 M shares

(c) Completion of Phase 2 or $600K 24 M shares Breakthrough Therapy status

General Meeting 19 April 2013 NOVOGEN

Resolution 4

Vote type Voted %

FOR 22,659,788 93.73

AGAINST 659,848 4.65

OPEN – USABLE 228,563 1.61

OPEN – CONDITIONAL 2,000 0.01

OPEN – UNUSABLE 215,740 N/A

ABSTAIN 618,374 N/A

EXCLUDED 9,362,293 N/A

NOVOGEN

NOVOGEN

NOVOGEN

Our Mission

To bring the ability to conquer cancer into the reach of the common man

NOVOGEN

Comprehensive Cancer Therapy

Therapy targeting both regular cancer cells and their progenitor cells - cancer stem cells

Conventional cancer therapy NOVOGEN

Remission

Recurrence

Comprehensive Cancer Therapy NOVOGEN

Short term Remission

Long-term Remission

NOVOGEN

NOVOGEN

A new company with:

a new technology platform for cancer drug development

a new management team

a new Board

Disclaimer NOVOGEN

This presentation is confidential and is not an offer or a recommendation or intended to influence you in any way in making an investment decision or take any other action.

In particular, Novogen:

a.does not warrant the accuracy or completeness of the information including any forward looking statements, if any, in this presentation;

b.does not accept responsibility for any interpretation or conclusion you may form as a result of this presentation;

c.is not liable for any loss or damage arising from any error, inaccuracy, incompleteness in this presentation.

This is not financial product advice and any advice (if any) given in this Information is general advice only. You are expected to rely on your own advice and enquiries.

Company history NOVOGEN

1994 Norvet Ltd formed and listed (ASX). (‘NRT’). Veterinary and consumer health products.

1997 Veterinary business sold. Focus on isoflavone drugs and OTC business. Name change to Novogen.

1998 Lists on NASDAQ (‘NVGN’).

1998 - 2008 Active drug R&D programs. Broad drug technologies (oncology, cardiovascular, inflammatory)

2001 Oncology licensed into fully-owned subsidiary, Marshall Edwards Inc. Lists on NASDAQ.

2008 Phase 3 pivotal trial of phenoxodiol fails. Decision to focus on stronger drugs – NV-128, NV-143, NV-344.

2009 Decision taken to focus all resources into MEI. Progressive sell-down of other assets. All isoflavonoid drug IP transferred into MEI.

2010 All R&D functions stopped.

2011 MEI changes name to MEI Pharma (MEIP). Novogen owns 60%.

2012 (Nov) Novogen divests itself of MEIP (in specie distribution)

Triaxial history

Triaxial Pharmaceuticals Pty Ltd formed by 3 ex-Novogen scientists: Andrew Heaton, David Brown and Graham Kelly.

TRIAXIAL

GK - Founder of Novogen, variously CEO and Chairman. Responsible for discovery of isoflavonoid (benzopyran) drug opportunity. Resigned in 2007.

AH - Senior Chemist, Novogen. Responsible for the design and manufacture of benzopyran drugs. Resigned in 2009.

DB – Senior Biologist, Novogen. Responsible for pre-clinical drug programs. Resigned in 2010.

Aim: To create more powerful, more bio-available versions of benzopyran drugs.

2011 Design breakthrough achieved. Ability to manufacture super-benzopyrans confirmed.

2012 Capital-raising through private placement.

2012 First library of super-benzopyrans made and potency of CS-6 confirmed.

2012 Merger with Novogen (7 Dec 2012).

Gen 1 technology platform NOVOGEN

Simple benzopyran molecules

Unique anti-cancer action

pan cancer effect

tumour-specific

unaffected by multi-drug resistance mechanisms

restore chemo-sensitivity

modest anti-cancer stem cell activity

4 lead drug candidates

Tested in > 800 patients

Evidence of efficacy in late-stage chemo-refractory prostate and ovarian cancers

Gen 2 technology platform NOVOGEN

Need to:

increase bio-availability

increase potency against both cancer cells and cancer stem cells improve manufacturing efficiencies.

Challenge:

new technology required to create a new family of more complex benzopyrans need to overcome design and manufacturing limitations.

Gen 2 technology platform NOVOGEN

Manufacturing and design breakthrough larger, more complex molecules

SUPER-BENZOPYRANS

Change in electrical field charges increased bio-availability

Substantial increase in potency both cancer stem cells and regular cancer cells

COMPREHENSIVE ANTI-CANCER THERAPY

Standard cancer cell killing NOVOGEN

Ability of first library of super-benzopyran drugs to kill standard cancer cells of different cancer types. CS-5 and -6 highly active; CS-2 and -3 less active and typical of earlier Novogen benozopyran drugs; CS-13-20 unacceptably low activity.

CS20

CS19

CS18

CS17

CS16

CS15

CS14

CS13

CS6

CS5

CS3

CS2

Breast MDA-MB-231

Breast MCF7

Prostate LNCaP

Prostate PC3

Prostate DU145

Colon SW480

Colon HT-29

Colon HCT-15

Colon HCT116

Glioma T98G

Glioma U87-MG

Glioma A172

Lung H460

Lung A549

Skin A-431

Melanoma A375

Melanoma G-361

0 20 40 60 80 100 120

In vitro cytotoxicity of super-benzopyran analogs against cancer cell lines

Active against cancer stem cells

NOVOGEN

CS-6 is highly active against ovarian cancer stem cell line. Note that the anti-cancer effect starts at 4 hours and occurs t very low dose rates (2 nanomolar), indicating a highly efficient anti-cancer effect.

Mazor EPL CS6-R127 - NT Mean vs Time

(3-pt Smoothing)

• NT 0.0125 0.025 0.05 0.125 0.25 + 12.5 ☐ 25 µg/ml

60 50 40 30 20 10

0 5 10 15 20 25 30 35 40 45 Time (Hours)

Inhibitory effect of CS-6 on the growth of the R127 ovarian cancer stem cell line.

Bending: Birth of Super-Benzopyrans NOVOGEN

Initial synthesis of benzopyrans had a simplistic approach designed to manufacture one or two compounds, not families of compounds.

RO O

O

RO O

The Gen II Technology NOVOGEN

Gen I: Slow linear formation of molecules.…very limited “dynamic range”

Gen II: Rapid generation of molecules with tremendous variety and “dynamic range”

The Bend Technology

NOVOGEN

Gen II Technology NOVOGEN

Far more efficient- now use 4 manufacturing steps not 8+

Each manufacturing step can add a far wider range of groups giving greater molecular diversity, thereby maximizing the possibility of getting a hit

Range of groups added is focused we do not have a shotgun approach. Experience has taught us what where we should change “fields” in the molecule and how/what degree of “bend” is most likely to work best.

Does it work.…

Manufacture of Clean Pharmaceutical Grade Products NOVOGEN

Implementation of 4 step manufacturing process investigated scope of different groups that could be added in a controlled fashion and purity. Analysis of material demonstrated the ability to manufacture pure compounds for screening.

DAD1 A, Sig=220.4 Ref=off (130206D\145-019@2LD)

mAU 1000 800 600 400 200 0 -200

0 5 10 15 20 25 30 35 min

10.292 11.985 14.926 16.516 18.718 21.848

DAD1 A, Sig=220.4 Ref=off (130206D\145-185@3LAD)

mAU 2000 1500 1000 500 0

0 5 10 15 20 25 30 35 min

7.178 8.755 12.572 14.272 16.266 18.598 21.162 26.100

Design Compounds with Potent Anti-cancer Activity NOVOGEN

Construction of library of learning set of molecules to develop new exciting molecules that could not previously be manufactured by older technology.

Breast

MDA-MB-231 MCF7

Prostate

LNCap PC3 DU145

Colon

SW480 HT-29 HCT-15 HCT116

Glioma

T98G U87-MG

Lung

A172 H460 A549

Skin

A-431

Melanoma

A375 G-361

0 50 100 150

CS20 CS19 CS18 CS17 CS16 CS15 CS14 CS13 CS6 CS5 CS3 CS2

'Stealth' technology assay

NOVOGEN


CS20
CS19
CS18
CS17
CS16
CS15
CS14
CS13
CS6
CS5
CS3
CS2
0
20
40
60
80
100
Colon SW480
Colon HT-29
Colon HCT-15
Colon HCT116

32

‘Stealth’ technology and the cancer cell wall defenses NOVOGEN

Drug

Target Cell Wall

Stealth Technology-older drugs blocked at cell wall NOVOGEN

Drug

Cell Wall

Target

Stealth Technology-avoids defense mechanism NOVOGEN

Cell Wall

Target

Drug+ ST

Bolt on Stealth Technology

NOVOGEN

CS20

CS18

CS6

Breast MDA-MB-231

Breast MCF7

Prostate LNCaP

Prostate PC3

Prostate DU145

Colon SW480

Colon HT-29

Colon HCT-15

Colon HCT116

Glioma T98G

Glioma U87-MG

Glioma A172

Lung H460

Lung A549

Skin A-431

Melanoma A375

Melanoma G-361

0

10

20

30

40

50

60

70

80

90

Enantiomers NOVOGEN

CS-6 can exist in left hand and right hand form. Initial analysis was completed on a mixture of the two.

We have developed methodologies to produce pure left and right hand forms of CS-6.

CS-6 Enantiomer Analysis NOVOGEN

0.2

0.18

0.16

0.14

0.12

0.1

0.08

0.06

0.04

0.02

0 DADY U87-MG SNB-19

EPL-CS6(1+2)

EPL-CS6(1)

EPL-CS6(2)

CS-6: Path to clinic NOVOGEN

Critical pre-clinical path being undertaken by one organisation (experienced CRO)

Manufacturing facility meets requirements for ALL regulatory jurisdictions (USA,

EU, Aust/NZ…)

Manufacture of the CS-6 enantiomer and its finished sterile formulation being completed at Swiss-based manufacturing facility.

Work In-Progress NOVOGEN

Analog Programs

Program 1: CS-6 based analogs ensuring robust patent strategy to protect CS-6 and its method of manufacture. New analogs comprising CS-6 “brothers and sisters” that help protect our IP position and also test “Double stealth Technology”. The rapid generation of these libries of compounds will afford results within the next ~ 2months.

Program 2: “Bend technology” advancement to expand further the dynamic range of of the different sub units we can add at each of the 4 stages of synthesis. Hep expnad and protect this critical IP position and potentially generate new leads in cancer lines outside brain and ovarian. This library is more elaborate and we expect results to start to flow through in ~ 6 months time.

Program 3: Quantum Bend technology” to investigate the next phase of our bend technology to elaborate some very exciting new molecules that will still map onto the required 3-D characteristics of our super-benzopyrans but take a significant step forwards. This has the potential to generate a quantum step forward in all key pharamceutic properties. Initial scoping experiments underway, initial results will determine level of resourcing placed on this program.

NOVOGEN

NOVOGEN

CS-6: Path to Clinic

Prepare

intravenous

formulation

Mouse PK study

ADME

Phase la study

28-day chronic toxicity

NOVOGEN

MTD and

preliminary toxicity

Mouse

Xenograft

CS-6: Path to Clinic

Research collaborations + contract research.

To determine most

appropriate

clinical

indication.

Scientific

Advisory

Panel

Main study

Glioblastoma

(subcutaneous)

xenograft

Glioblastoma

(orthotopic)

xenograft

Temozolomide-resistant glioblastoma multiforme

NOVOGEN

Yale/Mazor

Ovarian cancer xenograft studies.

Scientific

Advisory

Panel

Carbopiatin-refractory ovarian cancer

CS-6 Ovarian Cancer Stem Cells

NOVOGEN

NT

0.1 µg/ml

10 µg/ml

Tara-R182 cells 24 hours

NT

0.1 µg/ml

10 µg/ml

Cancer therapy snapshots NOVOGEN

Drug

Indication

Benefit

Market Size

Herceptin

trastuzumab

Herceptin

HER2+ breast cancer 20-25% all cases; Phase 4 only) ($50,000 p.a. treatment cost)

Increase from 20.3 vs 25.1 months survival

$6.4b pa

gleevec

Gleevec

Chronic myeloid leukaemia ($$50,000 p.a. treatment cost)

Extended survival

$4.7b pa

4500 cases USA

TAXOTERE

(docetaxel)

Injection Concentrate

Taxotere

Late-stage prostate cancer

increase from 12.7 vs 15.3 months survival

$3.1b pa

Website

http://www.novogen.com

NOVOGEN